SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)
                                 --------------
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
                            (Name of Subject Company)
                                 --------------
                                 TELESP CELULAR
                               PARTICIPACOES S.A.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                        Common Shares, without Par Value

                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)
                                 --------------
                                Andrew B. Janszky
                             Alberto Luzarraga, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                 --------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A., a Brazilian corporation ("Purchaser"), on October 9, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 2, 2003, relating to the offer by Purchaser to purchase any and all outstanding Common Shares, without par value (the "Shares"), of Tele Centro Oeste Celular Participacoes S.A., a Brazilian corporation (the "Company"), at a purchase price of R$16.58 per 1,000 Shares, net to the seller in cash, subject to a final adjustment based upon the terms set forth in the Offer to Purchase dated October 9, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Item 11.     Additional Information.

         Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 3:00 p.m., New York City time, on November 11, 2003. The Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to 1:00 p.m., New York City time, on November 18, 2003 (the "Withdrawal Date"). A final amendment to the Schedule TO reporting the results of the Offer shall be filed by Purchaser promptly after the Withdrawal Date.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2003

                                     TELESP CELULAR PARTICIPACOES S.A.


                                     By: /s/ Francisco Jose Azevedo Padinha
                                         ---------------------------------------
                                         Name:  Francisco Jose Azevedo Padinha
                                         Title: Chief Executive Officer


                                     By: /s/ Fernando Abella Garcia
                                         ---------------------------------------
                                         Name:  Fernando Abella Garcia
                                         Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.

*(a)(1)         Offer to Purchase dated October 9, 2003.

(g)             None.

(h)             None.

__________________________
 *      Previously filed.